Exhibit 99.8

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1707	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

Encana Corporation

4400, 500 Centre Street S.E.

Calgary, Alberta T2P 2S5

Canada

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use and reference to our name and reports evaluating a portion of Encana Corporation’s petroleum and natural gas reserves as of December 31, 2014 (the “Reports”), and the information derived from our Reports, as described or incorporated by reference in: (i) Encana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2014, (ii) Encana Corporation’s Registration Statement on Form F-3 (File No. 333-187492), (iii) Encana Corporation’s Registration Statements on Form S-8 (File Nos. 333-124218, 333-85598, 333-140856 and 333-188758), and (iv) Encana Corporation’s Registration Statement on Form F-10 (File No. 333-196927), filed with the United States Securities and Exchange Commission.

Yours truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.

/s/ Robert D. Ravnaas

Robert D. Ravnaas
President

Fort Worth, Texas
March 3, 2015